

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via Email
Cameron Reynolds
President and Chief Executive Officer
VolitionRX Limited
150 Orchard Road
Orchard Plaza 08-02
Singapore 238841

> **Re: VolitionRX Limited**
> **Form 8-K**
> **Filed October 13, 2011**
> **File No. 000-30402**
> **Form 10-K for Fiscal Year Ended**
> **August 31, 2010**
> **Filed November 4, 2010**
> **Form 10-K for Fiscal Year Ended**
> **August 31, 2011**
> **Filed November 29, 2011**
> **Form 10-KT for Fiscal Year Ended**
> **December 31, 2011**
> **Filed April 16, 2012**

Dear Mr. Reynolds:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director